Exhibit 99.1

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of Tuya Inc. (the “Company”) are set out below.

Executive directors

Mr.	WANG Xueji (王學集) (Co-chairman of the Board and chief executive officer of the Company)
Mr.	CHEN Liaohan (陳燎罕) (Co-chairman of the Board)

Mr.	YANG Yi (楊懿)

Independent non-executive directors

Mr.	HUANG Sidney Xuande (黃宣德)
Mr.	QIU Changheng (邱昌恒)
Mr.	KUOK Meng Xiong (郭孟雄) (alias GUO Mengxiong)
Mr.	YIP Pak Tung Jason (葉栢東)

The Board has four committees. The table below details membership of these committees.

Corporate
Board Committee	Audit	Compensation	Nomination	Governance
Director	Committee	Committee	Committee	Committee
Mr. WANG Xueji (王學集)		M
Mr. CHEN Liaohan (陳燎罕)			M
Mr. YANG Yi (楊懿)
Mr. HUANG Sidney Xuande (黃宣德)	C
Mr. QIU Changheng (邱昌恒)		C	C	C
Mr. KUOK Meng Xiong (郭孟雄) (alias GUO Mengxiong)	M		M
Mr. YIP Pak Tung Jason (葉栢東)	M	M		M

Notes:

C	Chairman of the relevant Board committee

M	Member of the relevant Board committee

Hong Kong

September 16, 2024

*	For identification purpose only